Exhibit 99

Supplemental Discussion of Pro forma Harrah’s Operating Company Results

On January 28, 2008, Harrah’s Entertainment was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Harrah’s Operating Company, Inc. (“HOC”), a wholly-owned subsidiary of Harrah’s Entertainment. This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $5,504.6 million of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide actual and pro forma information pertaining solely to the consolidated financial position and results of operations of HOC and its subsidiaries.

OPERATING RESULTS FOR HOC

Overall HOC Results

The following tables represent HOC’s unaudited condensed combined balance sheet as of June 30, 2010, and its unaudited condensed combined statements of operations for the quarters and six months ended June 30, 2010 and June 30, 2009. Also included are the unaudited condensed combined statements of cash flow for the six months ended June 30, 2010 and June 30, 2009.

Harrah’s Operating Company, Inc.

Condensed Combined Balance Sheet

As of June 30, 2010

(Unaudited)

(In millions)	HOC(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Harrah’s Entertainment(3)
ASSETS
Current assets
Cash and cash equivalents	$750.3	$578.4	$1,328.7
Receivables, net of allowance for doubtful accounts	288.7	22.4	311.1
Deferred income taxes	147.7	19.8	167.5
Prepayments and other	152.3	52.6	204.9
Inventories	38.2	11.5	49.7

Total current assets	1,377.2	684.7	2,061.9

Land, buildings, riverboats and equipment, net of accumulated depreciation	12,639.3	5,416.1	18,055.4
Goodwill	1,703.9	1,689.4	3,393.3
Intangible assets	4,292.4	587.9	4,880.3
Deferred charges and other	682.6	215.5	898.1

	$20,695.4	$8,593.6	$29,289.0

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$218.2	$45.1	$263.3
Interest payable	207.7	7.7	215.4
Accrued expenses	865.1	370.9	1,236.0
Current portion of long-term debt	67.6	—	67.6

Total current liabilities	1,358.6	423.7	1,782.3
Long-term debt(4)	14,314.1	5,491.8	19,805.9
Intercompany notes	200.0	(200.0)	—
Deferred credits and other	878.5	22.6	901.1
Deferred income taxes	3,832.6	1,743.2	5,575.8

	20,583.8	7,481.3	28,065.1

Total Harrah’s Operating Company, Inc. Stockholder’s equity	67.5	1,111.2	1,178.7
Non-controlling interests	44.1	1.1	45.2

Total Stockholder’s equity	111.6	1,112.3	1,223.9

	$20,695.4	$8,593.6	$29,289.0

(1)	Represents the financial information of HOC.
(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.
(3)	Represents the financial information of Harrah’s Entertainment, Inc.
(4)	Long-term debt for HET Parent and Other Harrah’s Entertainment Subsidiaries totals $5,504.7 million. The amount of $5,491.8 million shown above is presented net of approximately $12.9 million of long-term debt outstanding for HOC which is payable to an HET subsidiary.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Operations

For the Quarter Ended

June 30, 2010

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Revenues
Casino	$1,392.1	$324.9	$1,717.0
Food and beverage	258.9	129.9	388.8
Rooms	182.6	111.5	294.1
Management fees	9.1	—	9.1
Other	108.9	44.4	153.3
Less: casino promotional allowances	(247.8)	(93.8)	(341.6)

Net revenues	1,703.8	516.9	2,220.7

Operating expenses
Direct
Casino	817.2	169.0	986.2
Food and beverage	99.4	61.8	161.2
Rooms	41.1	27.0	68.1
Property, general, administrative and other	390.3	144.7	535.0
Depreciation and amortization	155.5	41.5	197.0
Project opening costs	1.6	—	1.6
Write-downs, reserves and recoveries	87.5	7.6	95.1
Impairment of intangible assets	100.0	—	100.0
Equity in income/(loss) on interests in non-consolidated affiliates	1.1	(1.2)	(0.1)
Corporate expense	29.0	7.9	36.9
Acquisition and integration costs	0.4	—	0.4
Amortization of intangible assets	24.7	14.9	39.6

Total operating expenses	1,747.8	473.2	2,221.0

(Loss)/income from operations	(44.0)	43.7	(0.3)
Interest expense, net of interest capitalized	(409.8)	(47.0)	(456.8)
(Losses)/gains on early extinguishments of debt	(4.6)	23.3	18.7
Other income, including interest income	3.5	0.3	3.8

(Loss)/income from continuing operations before income taxes	(454.9)	20.3	(434.6)
Benefit/(provision) for income taxes	178.3	(16.2)	162.1

Net (loss)/income	(276.6)	4.1	(272.5)
Less: net income attributable to non-controlling interests	(1.5)	—	(1.5)

Net (loss)/income attributable to Harrah’s Operating Company, Inc.	$(278.1)	$4.1	$(274.0)

(1)	Represents the financial information of HOC.
(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.
(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Operations

For the Quarter Ended

June 30, 2009

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Revenues
Casino	$1,454.6	$356.0	$1,810.6
Food and beverage	234.9	142.0	376.9
Rooms	160.8	110.8	271.6
Management fees	15.2	—	15.2
Other	111.7	37.2	148.9
Less: casino promotional allowances	(250.8)	(101.0)	(351.8)

Net revenues	1,726.4	545.0	2,271.4

Operating expenses
Direct
Casino	811.1	166.0	977.1
Food and beverage	87.8	66.6	154.4
Rooms	30.2	23.9	54.1
Property general, administrative and other	358.8	141.5	500.3
Depreciation and amortization	128.6	40.2	168.8
Project opening costs	0.5	0.1	0.6
Write-downs, reserves and recoveries	15.5	11.4	26.9
Impairment of intangible assets	42.0	255.1	297.1
Equity in (loss)/income on interests in non-consolidated affiliates	(0.5)	0.8	0.3
Corporate expense	26.1	15.6	41.7
Acquisition and integration costs	0.1	—	0.1
Amortization of intangible assets	28.8	14.9	43.7

Total operating expenses	1,529.0	736.1	2,265.1

Income/(loss) from operations	197.4	(191.1)	6.3
Interest expense, net of interest capitalized	(415.2)	(48.2)	(463.4)
Gains on early extinguishments of debt	3,931.7	347.8	4,279.5
Other income, including interest income	10.4	0.2	10.6

Income from continuing operations before income taxes	3,724.3	108.7	3,833.0
Provision for income taxes	(1,408.5)	(127.7)	(1,536.2)

Income/(loss) from continuing operations, net of tax	2,315.8	(19.0)	2,296.8
Discontinued operations, net of tax	(0.1)	—	(0.1)

Net income/(loss)	2,315.7	(19.0)	2,296.7
Less: net income attributable to non-controlling interests	(5.9)	(1.8)	(7.7)

Net income/(loss) attributable to Harrah’s Operating Company, Inc.	$2,309.8	$(20.8)	$2,289.0

(1)	Represents the financial information of HOC.
(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.
(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Operations

For the Six Months Ended

June 30, 2010

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Revenues
Casino	$2,821.3	$645.7	$3,467.0
Food and beverage	510.3	252.5	762.8
Rooms	346.0	216.5	562.5
Management fees	22.2	—	22.2
Other	215.4	68.9	284.3
Less: casino promotional allowances	(500.5)	(189.2)	(689.7)

Net revenues	3,414.7	994.4	4,409.1

Operating expenses
Direct
Casino	1,644.4	329.4	1,973.8
Food and beverage	187.8	118.0	305.8
Rooms	75.4	51.9	127.3
Property, general, administrative and other	755.0	283.3	1,038.3
Depreciation and amortization	285.3	81.4	366.7
Project opening costs	2.3	—	2.3
Write-downs, reserves and recoveries	92.8	14.8	107.6
Impairment of intangible assets	100.0	—	100.0
Equity in income/(loss) on interests in non-consolidated affiliates	1.7	(1.2)	0.5
Corporate expense	56.0	15.4	71.4
Acquisition and integration costs	7.6	—	7.6
Amortization of intangible assets	52.5	29.8	82.3

Total operating expenses	3,260.8	922.8	4,183.6

Income from operations	153.9	71.6	225.5
Interest expense, net of interest capitalized	(857.6)	(90.7)	(948.3)
Losses on early extinguishments of debt	(4.6)	(24.1)	(28.7)
Other income, including interest income	18.0	0.4	18.4

Loss from continuing operations before income taxes	(690.3)	(42.8)	(733.1)
Benefit for income taxes	250.7	16.3	267.0

Net loss	(439.6)	(26.5)	(466.1)
Less: net (income)/loss attributable to non-controlling interests	(3.6)	0.1	(3.5)

Net loss attributable to Harrah’s Operating Company, Inc.	$(443.2)	$(26.4)	$(469.6)

(1)	Represents the financial information of HOC.
(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.
(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Operations

For the Six Months Ended

June 30, 2009

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Revenues
Casino	$2,925.2	$697.6	$3,622.8
Food and beverage	471.9	275.9	747.8
Rooms	322.5	223.8	546.3
Management fees	28.6	—	28.6
Other	218.0	70.4	288.4
Less: casino promotional allowances	(506.0)	(201.8)	(707.8)

Net revenues	3,460.2	1,065.9	4,526.1

Operating expenses
Direct
Casino	1,639.4	331.0	1,970.4
Food and beverage	171.4	126.8	298.2
Rooms	57.9	48.2	106.1
Property general, administrative and other	729.8	274.8	1,004.6
Depreciation and amortization	262.6	78.6	341.2
Project opening costs	2.3	0.3	2.6
Write-downs, reserves and recoveries	33.4	20.9	54.3
Impairment of intangible assets	42.0	255.1	297.1
Equity in (loss)/income on interests in non-consolidated affiliates	(1.4)	1.5	0.1
Corporate expense	49.2	22.8	72.0
Acquisition and integration costs	0.3	—	0.3
Amortization of intangible assets	57.7	29.8	87.5

Total operating expenses	3,044.6	1,189.8	4,234.4

Income/(loss) from operations	415.6	(123.9)	291.7
Interest expense, net of interest capitalized	(845.5)	(114.7)	(960.2)
Gains on early extinguishments of debt	3,932.9	347.8	4,280.7
Other income, including interest income	18.6	0.5	19.1

Income from continuing operations before income taxes	3,521.6	109.7	3,631.3
Provision for income taxes	(1,334.6)	(127.3)	(1,461.9)

Income/(loss) from continuing operations, net of tax	2,187.0	(17.6)	2,169.4
Discontinued operations, net of tax	(0.2)	—	(0.2)

Net income/(loss)	2,186.8	(17.6)	2,169.2
Less: net income attributable to non-controlling interests	(9.8)	(3.1)	(12.9)

Net income/(loss) attributable to Harrah’s Operating Company, Inc.	$2,177.0	$(20.7)	$2,156.3

(1)	Represents the financial information of HOC.
(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.
(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Cash Flows

For the Six Months Ended June 30, 2010

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Cash flows (used in)/provided by operating activities	$(79.2)	$173.4	$94.2

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(59.3)	(15.9)	(75.2)
Additional investment in subsidiaries	(19.9)	—	(19.9)
Payment made for partnership interest	(19.5)	—	(19.5)
Payment made for Pennsylvania gaming rights	(16.5)	—	(16.5)
Cash acquired in business acquisition	31.8	—	31.8
Proceeds from other asset sales	13.0	—	13.0
Other	(6.4)	(2.6)	(9.0)

Cash flows used in investing activities	(76.8)	(18.5)	(95.3)

Cash flows provided by/(used in) financing activities
Proceeds from the issuance of long-term debt	740.8	551.4	1,292.2
Debt issuance costs	(17.3)	(2.2)	(19.5)
Borrowings under lending agreements	1,175.0	—	1,175.0
Repayments under lending agreements	(1,604.2)	—	(1,604.2)
Cash paid in connection with early extinguishment of debt	(219.9)	(22.6)	(242.5)
Scheduled debt retirements	(177.8)	—	(177.8)
Non-controlling interests’ distributions, net of contributions	(1.8)	—	(1.8)
Other	(1.1)	(0.7)	(1.8)
Transfers from/(to) affiliates	439.4	(439.4)	—

Cash flows provided by financing activities	333.1	86.5	419.6

Effect of deconsolidation of variable interest entities	4.4	(12.3)	(7.9)

Net (decrease)/increase in cash and cash equivalents	181.5	229.1	410.6
Cash and cash equivalents, beginning of period	568.8	349.3	918.1

Cash and cash equivalents, end of period	$750.3	$578.4	$1,328.7

(1)	Represents the financial information of HOC.
(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.
(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Cash Flows

For the Six Months Ended June 30, 2009

(Unaudited)

(In millions)	HOC (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Entertainment (3)
Cash flows (used in)/provided by operating activities	$(175.2)	$267.6	$92.4

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(278.8)	(15.6)	(294.4)
Proceeds from other asset sales	33.9	0.2	34.1
Other	33.1	(40.9)	(7.8)

Cash flows used in investing activities	(211.8)	(56.3)	(268.1)

Cash flows provided by/(used in) financing activities
Proceeds from issuance of long-term debt, net of discounts	1,323.1	—	1,323.1
Debt issuance costs	(32.1)	—	(32.1)
Borrowings under lending agreements	1,550.0	—	1,550.0
Repayments under lending agreements	(1,803.2)	—	(1,803.2)
Cash paid in connection with early extinguishments of debt	(267.3)	(213.4)	(480.7)
Scheduled debt retirements	(34.7)	—	(34.7)
Purchase of additional interest in subsidiary	(31.9)	—	(31.9)
Non-controlling interests’ contributions, net	(7.6)	(2.7)	(10.3)
Other	(8.4)	0.2	(8.2)
Transfers (to)/from affiliates	(114.9)	114.9	—

Cash flows provided by/(used in) financing activities	573.0	(101.0)	472.0

Cash flows provided by discontinued operations
Cash flows provided by operating activities	0.3	—	0.3

Cash flows provided by discontinued operations	0.3	—	0.3

Net increase in cash and cash equivalents	186.3	110.3	296.6
Cash and cash equivalents, beginning of period	447.4	203.1	650.5

Cash and cash equivalents, end of period	$633.7	$313.4	$947.1

(1)	Represents the financial information of HOC.
(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.
(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

REGIONAL AGGREGATION

The executive officers of our Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present the operations of our Company as one reportable segment. In order to provide more meaningful information than would be possible on a consolidated basis, our properties (as of June 30, 2010, or as otherwise noted below) have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Bally’s Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon	Harrah’s Chester(2)	Grand Biloxi	Horseshoe Council Bluffs /Bluffs Run
Planet Hollywood Resort & Casino(1)		Tunica Roadhouse Hotel & Casino
Horseshoe Tunica
Harrah’s Tunica

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin(4)
Harrah’s Joliet(3)	Harrah’s Lake Tahoe	Harrah’s Cherokee(4)
Harrah’s Metropolis	Harvey’s Lake Tahoe	Harrah’s Rincon(4)
Horseshoe Hammond		Conrad Punta del Este(2)
Casino Windsor(5)
London Clubs International(6)

(1)	Acquired February 19, 2010.
(2)	We have approximately 95 percent ownership interest in this property.
(3)	We have an 80 percent ownership interest in and manage this property.
(4)	Managed, not owned.
(5)	We have a 50 percent interest in Windsor Casino Limited, which manages this property. The province of Ontario owns the complex.
(6)	As of June 30, 2010, we operate/manage 10 casino clubs in the provinces of the United Kingdom, 2 in Egypt and 1 in South Africa.

Overall Summary Statement of Operations Information for HOC

Because the financial results for 2010 and 2009 include impairment charges, the following tables also present separately Income from operations before impairment charges and the impairment charges to provide more meaningful comparisons of results. This presentation is not in accordance with U.S. GAAP.

Included in income from operations for each grouping are project opening costs and write-downs, reserves and recoveries. Project opening costs include costs incurred in connection with expansion and renovation projects at various properties. Write-downs, reserves and recoveries include various pretax charges to record tangible asset impairments, contingent liability reserves, demolition costs, recoveries of previously recorded non-routine charges and other non-routine transactions.

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$1,392.1	$1,454.6	(4.3)%		$2,821.3	$2,925.2	(3.5)%
Net revenues	1,703.8	1,726.4	(1.3)%		3,414.7	3,460.2	(1.3)%
(Loss)/income from operations	(44.0)	197.4	N/M		153.9	415.6	(63.0)%
Impairment charges	100.0	42.0	N/M		100.0	42.0	N/M
Income from operations before impairment charges	56.0	239.4	(76.6)%		253.9	457.6	(44.5)%
(Loss)/income from continuing operations, net of tax	(276.6)	2,315.8	N/M		(439.6)	2,187.0	N/M
Net (loss)/income attributable to HOC	(278.1)	2,309.8	N/M		(443.2)	2,177.0	N/M
Operating margin	(2.6)%	11.4%	(14.0	)pts	4.5%	12.0%	(7.5	)pts
Operating margin before impairment	3.3%	13.9%	(10.6	)pts	7.4%	13.2%	(5.8	)pts

N/M = Not Meaningful

Revenues for the quarter and six months ended June 30, 2010 declined primarily due to the continuing impact of the recession on customers’ discretionary spending, which was partially offset by revenues associated with the February 2010 acquisition of Planet Hollywood. Included in the second quarters of 2010 and 2009 were impairment charges related to goodwill and other non-amortizing intangible assets of $100.0 million and $42.0 million, respectively. Prior to consideration of impairment charges, income from operations declined for the second quarter and six months ended June 30, 2010 when compared with the prior year periods driven by the income impact of reduced revenues, increased marketing and labor-related expenses, incremental depreciation and remediation costs in the Las Vegas region, a charge of $25.0 million for legal reserves , and a charge of approximately $52 million to fully reserve a note-receivable balance related to the Foxwoods project in Philadelphia. Income from continuing operations, net of tax, for the quarter and six months ended June 30, 2009, includes net gains on early extinguishments of debt of $3,931.7 million and $3,932.9 million, respectively.

Gains on early extinguishments of debt during the quarter and six months ended June 30, 2009, mentioned above, relate to multiple debt transactions initiated throughout the 2009 periods, including: i) the exchange of approximately $3,648.8 million principal amount of new 10% second-priority senior secured notes due in 2018 for approximately $5,470.1 million aggregate principal amount of outstanding debt with maturity dates ranging from 2010 to 2018, ii) the purchase of approximately $1,337.8 million principal amount of outstanding debt through tender offers or open market purchases; and iii) transactions to retire a portion of and amend the terms of our credit facility agreement and issue approximately $1,375.0 million principal amount of senior secured notes due 2017.

Las Vegas Results

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$170.6	$166.9	2.2%		$364.2	$332.1	9.7%
Net revenues	348.1	306.6	13.5%		687.9	611.8	12.4%
Income from operations	16.8	51.3	(67.3)%		73.1	100.2	(27.0)%
Operating margin	4.8%	16.7%	(11.9	)pts	10.6%	16.4%	(5.8	)pts

On February 19, 2010, HOC acquired 100% of the equity interests of PHW Las Vegas, LLC (“PHW Las Vegas”), which owns and operates the Planet Hollywood Resort and Casino (“Planet Hollywood”) located in Las Vegas, Nevada. Net revenues and income from continuing operations before income taxes (excluding transaction costs associated with the acquisition), of Planet Hollywood subsequent to the date of acquisition through June 30, 2010 of $91.5 million and $15.5 million, respectively, are included in consolidated results from operations for the three and six months ended June 30, 2010.

For the quarter and six months ended June 30, 2010, net revenues increased in the Las Vegas Region from the 2009 periods due to the first quarter 2010 acquisition of Planet Hollywood. Same store revenue declines of 7.7% in the second quarter resulted from increased room inventory in the market and lower spend per visitor, despite hotel occupancy remaining strong in the mid-90% range. Income from operations in the quarter and six months ended June 30, 2010 was lower than the comparable prior year periods, driven by the earnings impact of reduced revenues, incremental depreciation associated with the Caesars Palace expansions placed into service late in 2009, and increased levels of remediation costs during 2010 at two properties within the region.

An expansion and renovation of Caesars Palace Las Vegas was completed in stages during 2009 on the Octavius Tower, a new hotel tower with 110,000 square feet of additional meeting and convention space, three 10,000-square-foot luxury villa suites and an expanded pool and garden area. We have deferred completion of approximately 660 rooms, including 75 luxury suites, in the hotel tower expansion as a result of current economic conditions impacting the Las Vegas tourism sector. The convention center and the remainder of the expansion project, other than the deferred rooms, was completed during 2009. The Company has incurred capital expenditures of approximately $647.0 million on this project through June 30, 2010, and does not expect to incur significant additional capital expenditures on this project until construction on the deferred rooms is resumed.

Atlantic City Results

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$330.0	$367.0	(10.1)%		$652.7	$724.6	(9.9)%
Net revenues	364.0	390.9	(6.9)%		706.1	760.7	(7.2)%
Income from operations	15.9	48.8	(67.4)%		25.4	73.9	(65.6)%
Operating margin	4.4%	12.5%	(8.1	)pts	3.6%	9.7%	(6.1	)pts

Revenues for the quarter and six months ended June 30, 2010 were lower than in the comparable prior year periods due to reduced customer spend per trip. Revenues for the six-months ended June 30, 2010 were also impacted by unusually harsh winter storms during the first quarter of 2010. For the quarter and six months ended June 30, 2010, cost savings initiatives were unable to offset increased marketing and labor-related expenses and the earnings impact of reduced revenues, which contributed to the 2010 declines in income from operations.

Louisiana/Mississippi Results

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$272.1	$288.3	(5.6)%		$554.6	$594.5	(6.7)%
Net revenues	298.7	314.9	(5.1)%		605.7	649.4	(6.7)%
(Loss)/income from operations	(30.6)	53.1	N/M		1.7	111.4	(98.5)%
Impairment of intangible assets	51.0	—	N/M		51.0	—	N/M
Income from operations before impairment charges	20.4	53.1	(61.6)%		52.7	111.4	(52.7)%
Operating margin	(10.2)%	16.9%	(27.1	) pts	0.3%	17.2%	(16.9	) pts
Operating margin before impairment charges	6.8%	16.9%	(10.1	) pts	8.7%	17.2%	(8.5	) pts

Revenues for the quarter and six months ended June 30, 2010 from our properties in Louisiana and Mississippi were lower than the comparable prior year periods driven by lower visitation and customer spend per trip. Income/(loss) from operations was lower than in the 2009 second quarter and first six months as cost-savings initiatives were unable to offset the earnings impact of reduced revenues and increased marketing expenses. Income/(loss) from operations includes a charge of $51.0 million for the quarter and six-months ended June 30, 2010 for the impairment of goodwill at one of the region’s properties. The charge was the result of an assessment for impairment that was prompted by the relative impact of weak economic conditions on certain of our properties

Construction began in third quarter 2007 on Margaritaville Casino & Resort in Biloxi. We have halted construction on this project, and will continue to review and refine the project in light of the current economic environment, market conditions on the Gulf Coast and the current financing environment. We license the Margaritaville name from an entity affiliated with the singer/songwriter Jimmy Buffett. As of June 30, 2010, $178.2 million had been spent on this project.

Iowa/Missouri Results

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$174.2	$178.6	(2.5)%		$349.9	$360.0	(2.8)%
Net revenues	186.1	190.6	(2.4)%		373.7	384.2	(2.7)%
Income from operations	44.6	49.8	(10.4)%		92.1	97.6	(5.6)%
Operating margin	24.0%	26.1%	(2.1	) pts	24.6%	25.4%	(0.8	) pts

Revenues for the quarter and six months ended June 30, 2010 at our Iowa and Missouri properties were lower than the comparable prior year periods due to new competition in the market and the continuing impact of the weak economy. Income from operations for the quarter and six months ended June 30, 2010 declined when compared with the 2009 comparable periods primarily due to the earnings impact of the revenue declines.

Illinois/Indiana Results

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$294.6	$315.0	(6.5)%		$592.5	$620.4	(4.5)%
Net revenues	295.5	313.1	(5.6)%		592.5	616.4	(3.9)%
Income from operations	38.3	51.6	(25.8)%		77.2	88.0	(12.3)%
Operating margin	13.0%	16.5%	(3.5	)pts	13.0%	14.3%	(1.3	)pts

Revenues declined in the quarter and six months ended June 30, 2010 due to the continuing impact of the weak economy. Income from operations in the quarter and six months 2010 declined when compared to the 2009 comparable periods primarily due to the earnings impact of the revenue declines.

Other Nevada Results

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$59.4	$61.5	(3.4)%		$113.3	$119.1	(4.9)%
Net revenues	76.3	78.9	(3.3)%		149.0	157.0	(5.1)%
(Loss)/income from operations	(41.4)	5.4	N/M		(39.5)	6.6	N/M
Impairment charges	49.0	—	N/M		49.0	—	N/M
Income from operations before impairment charges	7.6	5.4	40.7%		9.5	6.6	43.9%
Operating margin	(54.3)%	6.8%	(61.1	)pts	(26.5)%	4.2%	(30.7	)pts
Operating margin before impairment charges	10.0%	6.8%	3.2p	ts	6.4%	4.2%	2.2p	ts

For the quarter and six months ended June 30, 2010, revenues from our Nevada properties outside of Las Vegas were lower than in the 2009 comparable periods due to lower guest visitation and customer spend per trip. For the quarter ended June 30, 2010, income from operations includes a charge of $49.0 million for the impairment of goodwill and other non-amortizing intangible assets at one of the region’s properties. The charge was the result of an assessment for impairment that was prompted by the relative impact of weak economic conditions on certain of our properties. Prior to the consideration of impairment charges, income from operations in the quarter and six months 2010 increased when compared to the 2009 comparable periods as cost savings measures more than offset the earnings impact of the revenue declines.

Managed and International

	Quarter Ended June 30,		Percentage Increase/ (Decrease)	Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009		2010	2009
Revenues
Managed	$8.5	$10.4	(18.3)%	$21.0	$20.0	5.0%
International	102.2	92.2	10.8%	219.9	206.5	6.5%

Net revenues	$110.7	$102.6	7.9%	$240.9	$226.5	6.4%

Income/(loss) from operations
Managed	$3.1	$4.6	(32.6)%	$7.1	$7.9	(10.1)%
International	3.5	(4.2)	N/M	14.9	4.6	N/M

Total Income/(loss) from operations	$6.6	$0.4	N/M	$22.0	$12.5	76.0%

N/M=Not Meaningful

Managed and international include income from our managed properties and results of our international properties. Revenues from our Managed and International properties rose in the 2010 second quarter and first six months due to strong volumes at our Uruguay and London Clubs properties. Income from operations increased in the 2010 second quarter and six months ended June 30, 2010 when compared to 2009 as a result of the earnings impact of increased revenues.

Other Factors Affecting Net Income

	Quarter Ended June 30,		Percentage Increase/ (Decrease)	Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions) Expense/(Income)	2010	2009		2010	2009
Corporate expense	$29.0	$26.1	11.1%	$56.0	$49.2	13.8%
Write-downs, reserves and recoveries	87.5	15.5	N/M	92.8	33.4	N/M
Impairment of intangible assets	100.0	42.0	N/M	100.0	42.0	N/M
Acquisition and integration costs	0.4	0.1	N/M	7.6	0.3	N/M
Amortization of intangible assets	24.7	28.8	(14.2)%	52.5	57.7	(9.0)%
Interest expense, net	409.8	415.2	(1.3)%	857.6	845.5	1.4%
Losses/(gains) on early extinguishments of debt	4.6	(3,931.7)	N/M	4.6	(3,932.9)	N/M
Other income	(3.5)	(10.4)	66.3%	(18.0)	(18.6)	3.2%
(Benefit)/provision for income taxes	(178.3)	1,408.5	N/M	(250.7)	1,334.6	N/M
Income attributable to non-controlling interests	1.5	5.9	(74.6)%	3.6	9.8	(63.3)%
Discontinued operations, net of income taxes	—	0.1	(100.0)%	—	0.2	(100.0)%

N/M = Not Meaningful

Corporate expense increased in the quarter and six months ended June 30, 2010 from the same periods in 2009 due primarily to increased labor-related expenses.

Write-downs, reserves and recoveries include various pretax charges to record certain long-lived tangible asset impairments, contingent liability reserves, demolition costs, recoveries of previously recorded non-routine reserves and other non-routine transactions. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from year-to-year, nor are the amounts expected to follow any particular trend from year-to-year. For the quarter and six months ended June 30, 2010, total write-downs, reserves and recoveries were $87.5 million and $92.8 million, respectively, an increase of $72.0 million and $59.4 million, respectively when compared with amounts recorded during the corresponding periods of the prior year. Amounts incurred during the quarter ended June 30, 2010 for remediation costs were $8.1 million, and increased by $6.5 million when compared to the second quarter of 2009. Remediation costs for the six months ended June 30, 2010, totaled $16.9 million, an increase of $14.8 million compared to the same period of 2009. Partially offsetting these charges for the six-months ended June 30, 2010 was the release of a $4.8 million reserve recorded during the first quarter 2010 for excise tax for which the statute of limitations has expired.

During the fourth quarter of each year, we perform annual assessments for impairment of goodwill and other intangible assets that are not subject to amortization as of September 30. We perform assessments for impairment of goodwill and other intangible assets more frequently if impairment indicators exist. Due to the relative impact of weak economic conditions on certain , we performed interim assessments of goodwill and certain intangible assets for impairment during the second quarters of 2010 and 2009, which resulted in impairment charges of $100 million and $42 million included in the second quarter and six months ended results for 2010 and 2009, respectively.

Acquisition and integration costs in 2010 include costs in connection with our acquisition of PHW Las Vegas.

Amortization of intangible assets was slightly lower in the quarter and six months ended June 30, 2010 when compared to the same periods in 2009 due to lower intangible asset balances as a result of certain contract rights being fully amortized during 2009.

Prior to the consideration of capitalized interest, interest expense declined by $19.8 million and $10.7 million in the quarter and six months ended June 30, 2010, respectively, compared to the same periods in 2009 due primarily to lower debt levels resulting from debt exchanges that occurred in April 2009 and from repurchases of debt in open-market transactions that occurred primarily during the second half of 2009 and to changes in the variable rates received under our interest rate swap agreements. Interest expense for the quarter ended June 30, 2010, as a result of interest rate swap agreements and interest rate cap agreement, includes (i) gains of $(63.2) million due to measured ineffectiveness and amounts excluded from effectiveness testing; and (ii) $2.4 million of expense due to amortization of deferred losses frozen in Other Comprehensive Income (“OCI”). Interest expense for the six months ended June 30, 2010, as a result of interest rate swap agreements and interest rate cap agreement, includes (i) gains of $59.6 million due to measured ineffectiveness and amounts excluded from effectiveness testing; and (ii) $4.8 million of expense due to amortization of deferred losses frozen in OCI.

The second quarter 2010 losses on the early extinguishment of debt related to the redemption or repayment of approximately $747.4 million outstanding debt of HOC. The gain on early extinguishment of debt during the quarter ended June 30, 2009 represented discounts related to the exchange of certain outstanding debt for new debt and purchases of certain of our debt in the open market during the quarter and six months ended June 30, 2009.

As a result of the cancellation of our debt investment in certain predecessor entities of PHW Las Vegas in exchange for the equity of PHW Las Vegas, the Company recognized a gain of $7.1 million to adjust our investment to reflect the estimated fair value of consideration paid for the acquisition. This gain is reflected in Other income, including interest income, in our Statement of Operations for the six months ended June 30, 2010. In addition, other income for all periods presented included insurance policy proceeds related to the Company’s deferred compensation plan.

For the 2010 second quarter, HOC recorded a tax benefit of $178.3 million on pre-tax loss from continuing operations of $454.9 million (an effective tax rate of 39.2 percent), compared with a tax provision of $1,408.5 million on a pre-tax income from continuing operations of $3,724.3 million in the 2009 second quarter (an effective tax rate of 37.8 percent). The primary differences between HOC’s second-quarter 2010 recorded benefit and the benefit that would have resulted from applying the U.S. statutory tax rate of 35 percent to HOC’s pre-tax loss from continuing operations are the effects of state income tax benefits and other adjustments. For the six months ended June 30, 2010, we recorded tax benefit of $250.7 million on pre-tax loss from continuing operations of $690.3 million, compared with a tax provision of $1,334.6 million on pre-tax income from continuing operations of $3,521.6 million for the six months ended June 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

In light of the severe economic downturn and adverse conditions in the travel and leisure industry generally, Harrah’s Entertainment has undertaken a comprehensive cost reduction effort to right-size expenses with business levels. Beginning in August 2008, the program includes organizational restructurings at our corporate and property operations, reduction of employee travel and entertainment expenses, rationalization of our corporate-wide marketing expenses, procurement savings, and headcount reductions at property operations and corporate offices. As of June 30, 2010, Harrah’s Entertainment has identified $700.4 million in estimated cost savings from these initiatives, of which approximately $581.9 million had been realized in the trailing twelve month period ending June 30, 2010.

In accordance with our shared services agreement with Harrah’s Entertainment, $504.3 million of these estimated cost savings and $418.9 million of the trailing twelve months realized cost savings have been allocated to Harrah’s Operating Company, Inc.

Capital Spending and Development

In addition to the development and expansion projects discussed in the “Regional Operating Results” section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, established debt programs, joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the six months ended June 30, 2010, excluding costs related to the acquisition of Planet Hollywood, totaled approximately $59.3 million. Estimated total capital expenditures for 2010 are expected to be between $160 million and $220 million.

Liquidity

We generate substantial cash flows from operating activities, as reflected on the Consolidated Statements of Cash Flows in our audited consolidated financial statements. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled $750.3 million at June 30, 2010, compared to $568.8 million at December 31, 2009.

Capital Resources

The majority of our debt is due in 2015 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

The following table presents our debt as of June 30, 2010 and December 31, 2009:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at Jun. 30, 2010	Face Value at Jun. 30, 2010	Book Value at Jun. 30, 2010	Book Value at Dec. 31, 2009
Credit Facilities and Secured Debt
Term Loans
Term Loans B1-B3	2015	3.32%-3.53%	$5,825.1	$5,825.1	$5,835.3
Term Loan B4	2016	9.5%	995.0	971.9	975.3
Revolving Credit Facility	2014	3.23%-3.75%	—	—	427.0
Senior Secured Notes	2017	11.25%	2,095.0	2,047.3	2,045.2
Second-Priority Senior Secured Notes	2018	12.75%	750.0	741.0	—
Second-Priority Senior Secured Notes	2018	10.0%	4,553.1	1993.5	1,959.1
Second-Priority Senior Secured Notes	2015	10.0%	214.8	153.9	150.7
Secured debt	2010	6.0%	25.0	25.0	25.0
Chester Downs term loan	2016	12.375%	217.1	205.1	217.2
PHW Las Vegas senior secured loan	2011	3.21%	552.2	437.4	—
Other, various maturities	various	4.25%-6.0%	0.2	0.2	—
Subsidiary-guaranteed debt
Senior Notes	2016	10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018	10.75%/11.5%	10.0	10.0	9.4
Unsecured Senior Debt
5.5%	2010	5.5%	—	—	186.9
8.0%	2011	8.0%	—	—	12.5
5.375%	2013	5.375%	125.2	98.4	95.5
7.0%	2013	7.0%	0.6	0.7	0.7
5.625%	2015	5.625%	791.6	561.4	557.5
6.5%	2016	6.5%	573.0	402.2	400.4
5.75%	2017	5.75%	538.6	341.2	342.8
Floating Rate Contingent Convertible Senior Notes	2024	0.5%	0.2	0.2	0.2
Unsecured Senior Subordinated Notes
7.875%	2010	7.875%	—	—	142.5
8.125%	2011	8.125%	—	—	11.4
Other Unsecured Borrowings
5.3% special improvement district bonds	2035	5.3%	67.1	67.1	68.4
LIBOR plus 3%	2014	5.3%	200.0	200.0	—
Other	Various	Various	11.6	11.6	18.0
Capitalized Lease Obligations
6.42%-9.8%	to 2011	6.42%-9.8%	9.9	9.9	10.0

Total debt			18,033.9	14,581.7	13,969.6
Current portion of long-term debt			(67.6)	(67.6)	(74.3)

Long-term debt			$17,966.3	$14,514.1	$13,895.3

Book values of debt as of June 30, 2010 are presented net of unamortized discounts of $3,452.3 million and unamortized premiums of $0.1 million. As of December 31, 2009, book values are presented net of unamortized discounts of $3,384.6 million and unamortized premiums of $0.1 million.

At June 30, 2010, $25.0 million, face amount, of our 6.0% Secured Note due July 15, 2010, is classified as long-term in our Consolidated Condensed Balance Sheet because the Company currently has both the intent and the ability to refinance this debt with funds from our revolving credit facility. Our current maturities of debt include required interim principal payments on each of our Term Loans, our Chester Downs term loan, and the special improvement district bonds.

In August 2008, Harrah’s Entertainment and HOC entered into an agreement whereby Harrah’s Entertainment established a revolving credit facility in favor of HOC pursuant to which Harrah’s Entertainment will make one or more unsecured loans to HOC in a maximum principal amount not to exceed $200 million outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the HOC Credit Agreement, plus 3%. Interest is payable annually in arrears or, at HOC’s election such interest may be added to the loan balance owed to Harrah’s Entertainment. The entire $200 million was drawn by HOC during the second quarter 2010 and remained outstanding at June 30, 2010.

Issuances, Redemptions and Open-Market Purchases

During the second quarter of 2010, HOC completed the offering of $750.0 million aggregate principal amount of 12.75% second-priority senior secured notes due 2018 and used the proceeds of this offering to redeem or repay the following outstanding debt:

Debt (dollars in millions)	Maturity	Interest Rate	Face Value
5.5% Senior Notes	2010	5.5%	191.6
8.0% Senior Notes	2011	8.0%	13.2
8.125% Senior Subordinated Notes	2011	8.125%	12.0
Revolving Credit Facility	2014	3.23%-3.25%	525.0

In connection with the retirement of the outstanding senior and senior subordinated notes above, HOC recorded a pre-tax loss of $4.6 million during the second quarter 2010.

On June 3, 2010, Harrah’s announced an agreement under which affiliates of each of Apollo, TPG and Paulson & Co. Inc. (“Paulson”) will exchange $1,118 million face amount of debt for approximately 15.6% of the common equity of Harrah’s Entertainment, subject to regulatory approvals and certain other conditions. In connection with the transaction, Apollo, TPG, and Paulson purchased approximately $835 million, face amount, of HOC notes that were held by another subsidiary of Harrah’s Entertainment for aggregate consideration of approximately $557 million, including accrued interest. In connection with this sale, HOC recorded additional discount on the sale of the debt, reducing the net book value of HOC’s outstanding debt by approximately $27.4 million at the date of the transaction. The exchange of the debt for equity is expected to be completed in the fourth quarter of 2010 or first quarter of 2011. Any notes exchanged for equity will be held by a subsidiary of Harrah’s Entertainment and will remain outstanding for purposes of HOC.

Credit Agreement and Incremental Facility Amendment

In connection with the Acquisition, HOC entered into the senior secured credit facilities (the “Credit Facilities”.) This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other direct, wholly-owned subsidiaries, including the subsidiaries that own properties that are security for certain real estate loans (the “CMBS Financing”) and certain subsidiaries of HOC that are unrestricted subsidiaries. In late 2009, HOC completed cash tender offers for certain of its outstanding debt, and in connection with these tender offers, HOC borrowed $1,000 million of new term loans under its Credit Facilities pursuant to an incremental amendment (the “Incremental Loans.”)

As of June 30, 2010, our Credit Facilities provide for senior secured financing of $8,450.1 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of up to $6,820.1 million with $5,825.1 million maturing on January 20, 2015 and $995.0 million maturing on October 31, 2016, and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,630.0 million, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $7.5 million, with the balance due at maturity. A total of $6,820.1 million face amount of borrowings were outstanding under the Credit Facilities as of March 31, 2010, with $130.6 million of the revolving credit facility committed to outstanding letters of credit. After consideration of these borrowings and letters of credit, $1,499.4 million of additional borrowing capacity was available to the Company under its revolving credit facility as of June 30, 2010.

Interest and Fees

Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans, bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of June 30, 2010, the Credit Facilities, other than borrowings under the Incremental Loans, bore interest at LIBOR plus 300 basis points for the term loans and a portion of the revolver loan, 150 basis points over the alternate base rate for the swingline loan and at the alternate base rate plus 200 basis points for the remainder of the revolver loan.

Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of i) the then-current LIBOR rate or ii) 2.0%; in each case plus an applicable margin. At June 30, 2010, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0%, plus 750 basis points.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of June 30, 2010, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points.

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt for the next twelve months, a hypothetical 1% increase in corresponding interest rates would change interest expense for the twelve months following June 30, 2010 by approximately $8.5 million. At June 30, 2010, the three-month USD LIBOR rate was 0.5369%. A hypothetical reduction of this rate to 0% would decrease interest expense for the next twelve months by approximately $4.6 million. These hypothetical interest amounts exclude interest on the $5,810 million of variable-rate debt for which our interest rate swap agreements are designated as hedging instruments for accounting purposes, through the earlier of the expiration of such swap agreements or twelve months. At June 30, 2010, our variable-rate debt, excluding the aforementioned $5,810 million of variable-rate debt hedged against interest rate swap agreements, represents approximately 10.9% of our total debt, while our fixed-rate debt is approximately 89.1% of our total debt.

Collateral and Guarantors

HOC’s Credit Facilities are guaranteed by Harrah’s Entertainment, and are secured by a pledge of HOC’s capital stock and by substantially all of the existing and future property and assets of HOC and its material, wholly-owned domestic subsidiaries other than certain unrestricted subsidiaries, including a pledge of the capital stock of HOC’s material, wholly-owned domestic subsidiaries and 65% of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s North Kansas City
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon		Horseshoe Bossier City	Horseshoe Council Bluffs/
		Harrah’s Tunica	Bluffs Run
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino
Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

Restrictive Covenants and Other Matters

The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting HOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions (iv) make certain investments, loans and advances; (v) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt”.

Harrah’s Entertainment is not bound by any financial or negative covenants contained in HOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of HOC.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

Certain covenants contained in HOC’s credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio, as defined in the agreements, (“Senior Secured Leverage Ratio”). The June 3, 2009 amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million first lien notes issued June 15, 2009 and the $720.0 million first lien notes issued on September 11, 2009 and (b) up to $250 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly-owned subsidiaries. Certain covenants contained in HOC’s credit agreement governing its senior secured credit facilities, the indenture and other agreements governing HOC’s 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. The indenture governing the 10.75% Senior Notes, 10.75%/11.5% Senior Toggle Notes and the agreements governing the other cash pay debt and PIK toggle debt limit HOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to HOC only, engage in any business or own any material asset other than all of the equity interest of HOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Other Financing Transactions

Acquisition of Planet Hollywood

On February 19, 2010, HOC acquired 100% of the equity interests of PHW Las Vegas, which owns and operates the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of HOC cancelled certain debt issued by PHW Las Vegas’ predecessor entities. In connection with the transaction and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). PHW Las Vegas is an unrestricted subsidiary of HOC and therefore not a borrower under HOC’s Credit Facilities. A subsidiary of HOC manages the property for PHW Las Vegas for a fee. The maturity date for this loan is December 2011, with two extension options, which, if exercised, would extend maturity until April 2015.

Guaranty

In connection with PHW Las Vegas’ Amended and Restated Loan Agreement, Harrah’s Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of Lender pursuant to which Harrah’s Entertainment guaranteed to Lender certain recourse liabilities of PHW Las Vegas. Harrah’s Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by Harrah’s Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Registrant, to the full extent of the actual benefit received by the Registrant. Pursuant to the Guaranty, Harrah’s Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Prepayments

PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender.

PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

Interest Payments

        The amount outstanding under the Amended and Restated Loan Agreement bears interest at a rate per annum equal to LIBOR plus 2.859% (the “Applicable Interest Rate”), is secured by the assets of PHW Las Vegas, and is non-recourse to other subsidiaries of the Company. On each scheduled monthly payment date prior to the maturity date, PHW Las Vegas pays to Lender interest accruing at the Applicable Interest Rate.

Derivative Instruments

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of June 30, 2010 we have entered into 10 interest rate swap agreements for notional amounts totaling $6,500 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of June 30, 2010 are as follows:

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of June 30, 2010	Next Reset Date	Maturity Date
	(In millions)
April 25, 2007	$200	4.898%	0.316%	July 26, 2010	April 25, 2011
April 25, 2007	200	4.896%	0.316%	July 26, 2010	April 25, 2011
April 25, 2007	200	4.925%	0.316%	July 26, 2010	April 25, 2011
April 25, 2007	200	4.917%	0.316%	July 26, 2010	April 25, 2011
April 25, 2007	200	4.907%	0.316%	July 26, 2010	April 25, 2011
September 26, 2007	250	4.809%	0.316%	July 26, 2010	April 25, 2011
September 26, 2007	250	4.775%	0.316%	July 26, 2010	April 25, 2011
April 25, 2008	2,000	4.276%	0.316%	July 26, 2010	April 25, 2013
April 25, 2008	2,000	4.263%	0.316%	July 26, 2010	April 25, 2013
April 25, 2008	1,000	4.172%	0.316%	July 26, 2010	April 25, 2012

The variable rate on our interest rate swap agreements did not materially change as a result of the July 26, 2010 reset.

Until October 2009, our interest rate swap agreements were designated as cash flow hedging instruments for accounting purposes. During October 2009, we borrowed $1,000 million under the Incremental Loans and used a majority of the net proceeds to temporarily repay most of our revolving debt under the Credit Facilities. As a result, we no longer had a sufficient amount of outstanding debt under the same terms as our interest rate swap agreements to support hedge accounting treatment for the full $6,500 million in interest rate swaps. Thus, as of September 30, 2009, we removed the cash flow hedge designation for the $1,000 million swap agreement, freezing the amount of deferred losses recorded in Other Comprehensive Income associated with this swap agreement, and reducing the total notional amount on interest rate swaps designated as cash flow hedging instruments to $5,500 million. Beginning October 1, 2009, we began amortizing deferred losses frozen in Other Comprehensive Income into income over the original remaining term of the hedged forecasted transactions that are still considered to be probable of occurring. For the quarter and six months ended June 30, 2010, we recorded $2.2 million and $4.3 million, respectively, as an increase to interest expense, and we will record an additional $8.7 million as an increase to interest expense and other comprehensive income over the next 12 months, all related to the $1,000 million interest rate swap.

During the fourth quarter of 2009, we re-designated approximately $310 million of the $1,000 million swap as a cash flow hedging instrument. As a result, at June 30, 2010, $5,810 million of our total interest rate swap agreements notional amount of $6,500 million remained designated as hedging instruments for accounting purposes. Any future changes in fair value of the portion of the interest rate swap agreement not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

On April 5, 2010, HOC entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the PHW Las Vegas senior secured loan. The interest rate cap agreement is for a notional amount of $554.3 million at a LIBOR cap rate of 5%, and matures on December 9, 2011. To give proper consideration to the prepayment requirements of the PHW Las Vegas senior secured loan, we designated only $525 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes.

Derivative Instruments – Impact on Financial Statements

The following table represents the effect of derivative instruments in the Consolidated Statements of Operations for the quarters ended June 30, 2010 and 2009 for amounts transferred into or out of Accumulated Other Comprehensive Loss:

	Amount of (Gain) or Loss on Derivatives Recognized in OCI (Effective Portion)		Location of (Gain) or Loss Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Cash Flow Hedging Relationships	Quarter Ended June 30, 2010	Quarter Ended June 30, 2009		Quarter Ended June 30, 2010	Quarter Ended June 30, 2009		Quarter Ended June 30, 2010	Quarter Ended June 30, 2009
Interest rate contracts	$69.1	$76.0	Interest Expense	$2.4	$0.2	Interest Expense	$(63.2)	$—

		Amount of Loss or (Gain) Recognized in Income on Derivatives
Derivatives Not Designated as Hedging Instruments	Location of (Gain) or Loss Recognized in Income on Derivative	Quarter Ended June 30, 2010	Quarter Ended June 30, 2009
Interest Rate Contracts	Interest Expense	$1.0	—

The following table represents the effect of derivative instruments in the Consolidated Statements of Operations for the six months ended June 30, 2010 and 2009 for amounts transferred into or out of other comprehensive income:

	Amount of (Gain) or Loss on Derivatives Recognized in OCI (Effective Portion)		Location of (Gain) or Loss Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Cash Flow Hedging Relationships	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009		Six Months Ended June 30, 2010	Six Months Ended June 30, 2009		Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Interest rate contracts	$84.7	$(7.3)	Interest Expense	$4.8	$0.4	Interest Expense	$(59.6)	$—

		Amount of Loss or (Gain) Recognized in Income on Derivatives
Derivatives Not Designated as Hedging Instruments	Location of (Gain) or Loss Recognized in Income on Derivative	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Interest Rate Contracts	Interest Expense	$2.3	—

In addition to the impact on interest expense from amounts reclassified from Accumulated Other Comprehensive Loss, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the six months ended June 30, 2010 and 2009 by approximately $68.0 million and $54.5 million, respectively. This cash settlement portion of the interest rate swap agreements increased interest expense for the six months ended June 30, 2010 and 2009 by approximately $134.5 million and $97.6 million, respectively.

Guarantees of Third-Party Debt and Other Obligations and Commitments

The tables below summarize, as of June 30, 2010, total material additions to or changes in our contractual obligations and other commitments through their respective maturity or ending dates, which were disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations presented in our Annual Report on Form 10-K for the year ended December 31, 2009.

Contractual Obligations(a) (In millions)	Increase/ (Decrease)	Total
Face value of debt, including capital lease obligations	$479.6	$17,833.9
Estimated interest payments(b)	50.5	9,691.5
Operating lease obligations	134.0	1,955.4
Purchase order obligations	25.4	49.1
Guaranteed payments to State of Louisiana	(30.0)	44.8
Construction commitments	22.1	57.1
Community reinvestment	(28.2)	88.9
Entertainment obligations	(5.7)	68.6
Other contractual obligations	35.7	347.6

(a)

In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)	Estimated interest for variable rate debt is based on rates at June 30, 2010. Estimated interest includes the estimated impact of our interest rate swap agreements.

Other Commitments (In millions)	(Decrease)/ Increase	Total
Letters of credit	(31.6)	130.6
Minimum payments to tribes	(6.9)	23.8

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 54 months from June 30, 2010, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Our credit agreement requires the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio, as defined in the agreement (“Senior Secured Leverage Ratio”). The amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) notes secured with a first priority lien on the assets of HOC and its subsidiaries that secure the senior secured credit facilities (including the $1.375 billion First Lien Notes issued June 15, 2009 and the $720 million Additional First Lien Notes issued on September 11, 2009) that collectively result in up to $2 billion in net proceeds (provided that the aggregate face amount of all notes shall not exceed $2.2 billion) and (b) up to $250 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly-owned subsidiaries. PHW Las Vegas is an unrestricted subsidiary of HOC and therefore not a borrower under HOC’s credit facilities. A subsidiary of HOC manages the property for PHW Las Vegas for a fee.

Certain covenants contained in our credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.0% Second-Priority Senior Secured Notes due 2015 and 2018 restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of June 30, 2010. If our LTM Adjusted EBITDA were to decline significantly from the level achieved at June 30, 2010, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by HOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.